Exhibit 4.19
CONTRACT FOR THE INVESTMENT AND OPERATION OF A LOGISTICS PARK AND/OR MODERN STORAGE DISTRIBUTION PARK

MINUTES OF AGREEMENTS II

RECITALS:

1.On January 07, 2021, the Parties entered into the Contract for the Investment and Operation of a Logistics Park and/or Modern Storage Distribution Park (hereinafter, the “Contract”), pursuant to which, in exchange for the Consideration, LAP delivers to the OPERATOR (PLC) the area so that it may develop, by Stages, the Project “Logistics Park and/or Modern Storage Distribution Park”, assuming the Investment for such purpose.

2.On July 19, 2021, the Parties executed the First Addendum to the Contract.

3.On November 02, 2021, the Parties executed the Second Addendum to the Contract.

4.On January 07, 2022, the Parties executed the Third Addendum to the Contract.

5.On February 07, 2023, the Parties executed the Fourth Addendum to the Contract.

Exhibit 4.19
6.During the first half of 2024, some tenants of PLC “including Alicorp S.A.A. and Farmacias Peruanas S.A.C.” initiated proceedings before the Provincial Municipality of Callao (MPC) for the obtaining of their respective operating licenses. Such proceedings were initially denied by the MPC through administrative resolutions, under the argument that the logistics activities were not compatible with the zoning “Other Uses (OU)” corresponding to the concessioned area; among other arguments (the “Licenses Matter”).

7.In view of such situation, the Parties deployed joint and coordinated efforts before different authorities, including the submission of technical and legal reports, the management of favorable opinions from the Ministry of Housing, Construction and Sanitation (MVCS) and formal requests to the Ministry of Transport and Communications (MTC), in its capacity as Grantor.

8.These efforts concluded successfully when the MPC, as from the month of October 2024, granted the operating licenses requested by the tenants of PLC, enabling the commercial operation of the warehouses. The Parties acknowledge that such delay in the granting of licenses was attributable to administrative criteria of the MPC and is not attributable to LAP or to PLC.

9.On October 30, 2024, the Parties executed the first Minutes of Agreements.

AGREEMENTS:

On the Licenses Matter and the following steps
1.In the context described in the Recitals, and based on what was negotiated between the Parties, the following agreements are established:

Exhibit 4.19

1.1Activate the waiver to PLC in the monthly Fixed Rent, for an amount ascendant to USD 1,014,236.35 (one million fourteen thousand two hundred thirty-six and 35/100 U.S. dollars) plus IGV from October 1, 2024 until December 31, 2026 (27 months) for Phases 1, 3B and 2, according to the detail of the following table1:

The waiver shall be applicable from October 2024 until December 2026 with an 80% discount on the amount of the Fixed Rent established in the Excel sent electronically on 25/07/2025 and which is attached hereto as Attachment 2. Given that PLC has already made the payment from October 2024 until June 2025 at 100% (this is equivalent to $241,364.78) when it corresponded (based on this agreement) the amount of $48,272.96; LAP will issue a credit note for $193,091.82 which will be applied from July 2025 until December 2026 to the Fixed Rent. In November and December 2026, PLC would be required to pay 96% and 54%, respectively, of the monthly Fixed Rent for such months.

The new schedule for payment of fixed rent for Phases 1, 2 and 3B shall be established according to the detail included in the following Excel file sent digitally to LAP on July 25, 2025:2

For more information regarding the detail of the waiver in the Fixed Rent, review the Excel file sent electronically on 25/07/2025 and which is attached hereto as Attachment 2.

1 Translator´s note: The clarity and quality of the image are the same as the original.
2 Translator´s note: The clarity and quality of the image are the same as the original.

Exhibit 4.19
Likewise, PLC declares that the taxable base amount for the waiver is supported by the addendum executed with Alicorp S.A.A. dated February 17, 2025, which forms part of this agreement as Attachment 3, as well as the email sent by PLC on 26/06/2025.

1.2 This waiver in favor of PLC in the Fixed Rent shall be compensated according to the mechanism and formula established in Addendum 5 to the Contract, by agreement between PLC and LAP, considering the following main premises:
a. At the time of the total stabilization of the Project, that is, when the four (4) Stages of the Project are fully constructed, or at the latest by December 2029 (whichever occurs first), PLC shall calculate:

i.the Net Present Value of the Fixed Rent cash flows paid to LAP from January 2025 until the end of the construction of the four (4) Stages of the Project, or at the latest by December 2029 (whichever occurs first), and

ii.the Net Present Value of the expenses incurred by PLC related to numeral 4 of these minutes.

b. The sum of Net Present Values - NPV indicated in the previous point shall be compared with the Net Present Value of the Fixed Rent cash flows from January 2025 until the end of the construction of the four (4) Stages of the Project, or at the latest by December 2029 (whichever occurs first), according to the economic proposal of PLC included as Annex VIII of Addendum 3 to the Contract.

Exhibit 4.19
c. In the event the Net Present Value - NPV of point a. is less than the Net Present Value - NPV of point b., 50% of the resulting amount shall be assumed by PLC pursuant to numeral e.

d. In the event the Net Present Value - NPV of point a. is greater than the Net Present Value - NPV of point b., PLC shall not make any additional payment in favor of LAP beyond those already made up to that moment.

e. With respect to the 50% that PLC shall assume in the previous point c, it shall be paid to LAP as Penalty starting from the month following the end of the construction of the four (4) Stages of the Project, or at the latest by December 2029 (whichever occurs first). The parties shall agree, with six (6) months’ prior notice, the payment (at the latest in June 2029).

2. The Parties declare and acknowledge that the commercial agreements detailed in numeral 1 above are adopted in order to definitively close any matter, controversy, and/or discussion related, directly or indirectly, to the Licenses Matter, and without this implying any acknowledgment of liability, omission or fault, by LAP.

3. In this sense, and in accordance with what was negotiated between the Parties, we expressly declare that:

3.1 The Licenses Matter was not attributable to LAP nor to PLC;

3.2 Both Parties mutually grant each other full and final release from any past, present, or future liability related, directly or indirectly, to the Licenses Matter;

Exhibit 4.19
3.3 PLC expressly, irrevocably and definitively waives filing any claim, payment request, compensation or indemnification against LAP in relation to the Licenses Matter.

On the incorporation of the Management Plan into the Project
4.LAP agrees to assume the amount ascendant to USD 230,000.00 (two hundred thirty thousand and 00/100 U.S. dollars) plus IGV, for purposes of the implementation of the management plan that PLC will execute as part of the requirements of the project; an amount that is already being considered within the waiver referred to in 1.1. (USD 1,014,236.35).
For more information regarding the detail of the costs of the implementation of the management plan, Attachment 1 of this document must be reviewed.

CONCLUSIONS:
i.The Parties declare that this “Minutes of Agreements II” is executed for purposes of formalizing the agreements reached between them and that have been being carried out according to what is detailed herein since July 01, 2025.

ii.Without prejudice to the foregoing, the Parties undertake to formalize its inclusion in the Contract through the execution of Addendum 5, which will also include the agreements contained in the minutes of October 30, 2024.

There being nothing further to add, the OPERATOR and LAP sign these “Minutes of Agreements II”, in two (2) identical counterparts, of equal legal value, each of which will be kept by each Party, on the 10th day of the month of September 2025.

Exhibit 4.19